Stellus Capital Investment Corporation

4400 Post Oak Parkway, Suite 2200

(713) 292-5400

June 20, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Mail Stop 4720

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re:	Stellus Capital Investment Corporation – Registration Statement on Form N-2 (File No. 333-231111)

Dear Ms. Larkin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Stellus Capital Investment Corporation (the “Company”) respectfully requests acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, to 12:00PM, Eastern Time, on June 21, 2019, or as soon thereafter as possible.

Stellus Capital Investment CorpORATION

By:	/s/ W. Todd Huskinson
W. Todd Huskinson
Chief Financial Officer, Chief Compliance Officer,
Treasurer and Secretary